UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EXACTUS, INC.
(Exact name of registrant as specified in its charter)

Nevada (State of incorporation or organization)	27-1085858 (I.R.S. Employer Identification No.)

4870 Sadler Road, Suite 300 Glen Allen, Virginia (Address of principal executive offices)	23060 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:  N/A  (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:  Common Stock, par value $0.0001

Item 1.	Description of Registrant's Securities to be Registered.

Authorized Capital Stock

The authorized capital stock of Exactus, Inc. (the "Company") consists of 200,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, par value $0.0001 per share. References in this registration statement to "we," "our," and "us" the Company.

Capital Stock Issued and Outstanding

As of June 30, 2017, we had outstanding 33,571,862 shares of common stock and 13,217,334 shares of preferred stock, comprised of 2,800,000 shares of Series B-1 Preferred Stock, 8,684,000 shares of Series B-2 Preferred Stock and 1,733,334 shares of Series C Preferred Stock.

Description of Capital Stock

Common Stock

Dividend Rights. We may pay dividends as declared from time to time by our board of directors out of funds that are legally available, subject to certain restrictions imposed by state and federal laws.

Voting Rights. Each share of common stock is entitled to one vote per share. Directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Except as otherwise required in our Amended and Restated Articles of Incorporation, Bylaws or by Nevada law, any other action to be determined by a vote of shares at any meeting of the shareholders will be authorized by a majority of the votes cast at such meeting. The holders of a majority of the outstanding shares of stock shall constitute a quorum at a meeting of shareholders for the transaction of any business.

Preemptive Rights. No holder of our common stock has any preemptive right to subscribe for any shares of our capital stock issued in the future.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, the remaining assets of our company, after payment or provision for payment of our debts and liabilities and distributions or provisions for distributions to holders of our Series B-2 Preferred Stock and any other preferred stock that may be issued and outstanding having preference over our common stock,  would be distributed to the holders of our common stock, Series B-1 Preferred Stock and Series C Preferred Stock on a pro-rata basis.

Calls and Assessments. All common stock outstanding is fully paid and non-assessable.

Warrants

On June 30, 2016, we issued a warrant to purchase 1,666,667 shares of common stock at an initial exercise price of $0.60 per share.  The exercise price of the warrant is subject to certain reset adjustments as set forth in the warrant.  The warrant may be exercised by the holder at any time, in whole or in part, until June 30, 2019.  Upon exercise, we will pay cash to such holder an amount equal to any fractional share that would result from the exercise.

Preferred Stock

Our Board of Directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, our Board of Directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock.  No series of preferred stock is subject to any restriction on the redemption or repurchase of shares by us while there is any arrearage in the payment of dividends or sinking fund installments. As of the date hereof, our Board of Directors has created or designated the following classes of preferred stock:

Series A Preferred Stock

The rights, privileges and preferences of the Series A Preferred Stock are set forth in the Certificate of Designation filed with the Nevada Secretary of State on February 26, 2016 (the "Certificate of Designation for Series A Preferred Stock"). Set forth below is a summary of the material rights, preferences and privileges of our Series A Preferred Stock. The following summary of the material rights, preferences and privileges of our Series A Preferred Stock does not purport to be complete and may not contain all of the information that is important to an investor in our common stock.

General. The Certificate of Designation for Series A Preferred Stock designates 5,000,000 shares of Series A Preferred Stock. The shares of Series A Preferred Stock were automatically converted to 4,508,042 shares of common stock on March 30, 2016, thirty days after the closing of the Share Exchange and offering of Series B-2 Preferred Stock.  As a result, there are no shares of Series A Preferred Stock issued and outstanding as of June 30, 2017.

Ranking. Except as otherwise provided in the Certificate of Designation for Series A Preferred Stock, with respect to rights on liquidation, winding up and dissolution, the Series A Preferred Stock will rank pari passu to the common stock and any previously issued capital stock of the Company.

Dividends. Holders of Series A Preferred Stock are eligible to receive dividends if and when declared by our Board of Directors, in its sole and absolute discretion, out of funds legally available for that purpose.

Liquidation. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Series A Preferred Stock will be (i) junior to Series B-2 Preferred Stock, (ii) junior to all future issuances of preferred stock other than those which, by their respective terms, rank pari passu with or junior to the Series A Preferred Stock and (iii) pari passu with the common stock, Series B-1 Preferred Stock and Series C Preferred Stock.  In any such distribution, holders of Series A Preferred Stock will be treated as if all shares of Series A Preferred Stock had been converted to common stock immediately prior to the distribution.

Conversion Rights. Each share of Series A Preferred Stock is convertible into one share of common stock at the option of the holder, at any time and without the payment of additional consideration. To exercise optional conversion rights, a holder of Series A Preferred Stock must make a written demand to us and surrender the shares of Series A Preferred Stock to be converted. We will not issue fractional shares of common stock or pay cash upon the conversion of shares of Series A Preferred Stock. We will issue to such holder a number of shares rounded up to the nearest whole number of shares of common stock.

Notwithstanding the foregoing, we will not effect the conversion of any Series A Preferred Stock if the holder would then beneficially own more than 4.99% of our outstanding common stock. By written notice to us, any holder of Series A Preferred Stock may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to us and (ii) any such increase or decrease will only apply to the holder sending such notice and not to any other holder.

Each share of Series A Preferred Stock will be automatically converted into shares of our common stock on the date that is thirty days following the occurrence of both of the following events: (i) we have closed a merger, share exchange agreement, or similar transaction in which we have acquired all of the issued and outstanding common stock of Exactus Biosolutions, Inc. and (ii) we have received and accepted an amount not less than the designated minimum offering amount in connection with our offering of Series B Preferred Stock.  These conditions were met and, on March 30, 2016, all of the outstanding shares of Series A Preferred Stock were converted to common stock.

Voting Rights. The holders of Series A Preferred Stock are entitled to vote on an "as converted" basis on all matters submitted to a vote of holders our common stock, including the election of directors, and all other matters as required by law. The holders of Series A Preferred Stock must vote together with our common stock as a single class, except to the extent that voting as a separate class or series is required by law. There is no right to cumulative voting in the election of directors.

Preemptive Rights. Holders of Series A Preferred Stock do not have preemptive rights.

Series B-1 Preferred Stock

The rights, privileges and preferences of the Series B-1 Preferred Stock are set forth in the Certificate of Designation filed with the Nevada Secretary of State on February 26, 2016 (the "Certificate of Designation for Series B-1 Preferred Stock"). Set forth below is a summary of the material rights, preferences and privileges of our Series B-1 Preferred Stock. The following summary of the material rights, preferences and privileges of our Series B-1 Preferred Stock does not purport to be complete and may not contain all of the information that is important to an investor in our common stock.

General. The Certificate of Designation for Series B-1 Preferred Stock designates 32,000,000 shares of Series B-1 Preferred Stock. As of June 30, 2017, there were 2,800,000 shares of Series B-1 Preferred Stock issued and outstanding.

Ranking.  Except as set forth in the Certificate of Designation for Series B-1 Preferred Stock, with respect to rights on liquidation, winding up and dissolution, the Series B-1 Preferred Stock will rank pari passu to the common stock and any previously issued capital stock of the Company.

Dividends. Holders of Series B-1 Preferred Stock are entitled to receive dividends if and when declared by our Board of Directors, in its sole and absolute discretion, out of funds legally available for that purpose.

Liquidation. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Series B-1 Preferred Stock will be (i) junior to Series B-2 Preferred Stock, (ii) junior to all future issuances of preferred stock other than those which, by their respective terms, rank pari passu with or junior to the Series B-1 Preferred Stock and (iii) pari passu with the common stock and Series C Preferred Stock.  In any such distribution, holders of Series B-1 Preferred Stock will be treated as if all shares of Series B-1 Preferred Stock had been converted to common stock immediately prior to the distribution.

Conversion Rights. Each share of Series B-1 Preferred Stock is convertible into one share of common stock at the option of the holder, at any time and without the payment of additional consideration. To exercise optional conversion rights, a holder of Series B-1 Preferred Stock must make a written demand to us and surrender the shares of Series B-1 Preferred Stock to be converted. We will not issue fractional shares of common stock or pay cash upon the conversion of shares of Series B-1 Preferred Stock. We will issue to such holder a number of shares rounded up to the nearest whole number of shares of common stock.

Voting Rights. The holders of Series B-1 Preferred Stock are entitled to vote on an "as converted" basis on all matters submitted to a vote of holders our common stock, including the election of directors, and all other matters as required by law. The holders of Series B-1 Preferred Stock must vote together with our common stock as a single class, except to the extent that voting as a separate class or series is required by law. There is no right to cumulative voting in the election of directors.

Preemptive Rights. Holders of Series B-1 Preferred Stock do not have preemptive rights.

Series B-2 Preferred Stock

The rights, privileges and preferences of the Series B-2 Preferred Stock are set forth in the Certificate of Designation filed with the Nevada Secretary of State on February 26, 2016, as amended on October 13, 2016 (the "Certificate of Designation for Series B-2 Preferred Stock"). Set forth below is a summary of the material rights, preferences and privileges of our Series B-2 Preferred Stock. The following summary of the material rights, preferences and privileges of our Series B-2 Preferred Stock does not purport to be complete and may not contain all of the information that is important to an investor in our common stock.

General. The Certificate of Designation for Series B-2 Preferred Stock designates 10,000,000 shares of Series B-2 Preferred Stock. The stated value of the Series B-2 Preferred Stock is $0.25 per share. As of June 30, 2017, there were 8,684,000 shares of Series B-2 Preferred Stock issued and outstanding.

Ranking. With respect to rights on liquidation, winding up and dissolution, the Series B-2 Preferred Stock will rank senior to the common stock and all previously issued capital stock of the Company.

Dividends. Holders of Series B-2 Preferred Stock have no dividend rights except as may be declared by our Board of Directors in its sole and absolute discretion out of funds legally available for that purpose.

Liquidation. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Series B-2 Preferred Stock will be senior to our common stock, Series B-1 Preferred Stock and Series C Preferred Stock.  In such event, holders of Series B-2 Preferred Stock shall be entitled, after provision for our debts and other liabilities, to be paid in cash in full, before any distribution is made on any previously authorized class of capital stock, an amount of $0.25 per share. If the net assets of the Company distributable among the holders of all outstanding Series B-2 Preferred Stock are insufficient to pay in full all holders of Series B-2 Preferred Stock, then the entire net assets of the Company remaining after the provision for the payment of our debts and other liabilities will be distributed among the holders of Series B-2 Preferred Stock ratably in proportion to the full preferential amount to which they would otherwise be entitled to be paid for their Series B-2 Preferred Stock.

Conversion Rights. Each share of Series B-2 Preferred Stock is convertible into one share of common stock at the option of the holder, at any time and without the payment of additional consideration. To exercise optional conversion rights, a holder of Series B-2 Preferred Stock must make a written demand to us and surrender the shares of Series B-2 Preferred Stock to be converted. We will not issue fractional shares of common stock or pay cash upon the conversion of shares of Series B-2 Preferred Stock. We will issue to such holder a number of shares rounded up to the nearest whole number of shares of common stock.

Voting Rights. The holders of Series B-2 Preferred Stock are entitled to vote on an "as converted" basis on all matters submitted to a vote of holders our common stock, including the election of directors, and all other matters as required by law. The holders of Series B-2 Preferred Stock must vote together with our common stock as a single class, except to the extent that voting as a separate class or series is required by law. There is no right to cumulative voting in the election of directors.

Preemptive Rights. Holders of Series B-2 Preferred Stock do not have preemptive rights.

Series C Preferred Stock

The rights, privileges and preferences of the Series C Preferred Stock are set forth in the Certificate of Designation filed with the Nevada Secretary of State on July 7, 2016 (the "Certificate of Designation for Series C Preferred Stock"). Set forth below is a summary of the material rights, preferences and privileges of our Series C Preferred Stock. The following summary of the material rights, preferences and privileges of our Series C Preferred Stock does not purport to be complete and may not contain all of the information that is important to an investor in our common stock.

General.  The Certificate of Designation for Series C Preferred Stock designates 1,733,334 shares of Series C Preferred Stock. As of June 30, 2017, there were 1,733,334 shares of Series C Preferred Stock issued and outstanding.

Ranking. Except as set forth in the Certificate of Designation for Series C Preferred Stock, with respect to rights on liquidation, winding up and dissolution, the Series C Preferred Stock will rank pari passu to the common stock.

Dividends. Holders of Series C Preferred Stock are eligible to receive dividends if and when declared by our Board of Directors, in its sole and absolute discretion, out of funds legally available for that purpose.

Liquidation. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the Series C Preferred Stock will be (i) junior to Series B-2 Preferred Stock, (ii) junior to all future issuances of preferred stock other than those which, by their respective terms, rank pari passu with or junior to the Series C Preferred Stock and (iii) pari passu with the common stock and Series B-1 Preferred Stock. In any such distribution, holders of Series C Preferred Stock will be treated as if all shares of Series C Preferred Stock had been converted to common stock immediately prior to the distribution.

Conversion Rights. Each share of Series C Preferred Stock is convertible into one share of common stock at the option of the holder, at any time and without the payment of additional consideration. To exercise optional conversion rights, a holder of Series C Preferred Stock must make a written demand to us and surrender the shares of Series C Preferred Stock to be converted. We will not issue fractional shares of common stock or pay cash upon the conversion of shares of Series C Preferred Stock. We will issue to such holder a number of shares rounded up to the nearest whole number of shares of common stock.

Notwithstanding the foregoing, we will not effect the conversion of any Series C Preferred Stock if the holder would then beneficially own more than 4.99% of our outstanding common stock. By written notice to us, any holder of Series C Preferred Stock may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to us and (ii) any such increase or decrease will only apply to the holder sending such notice and not to any other holder.

Voting Rights. The holders of Series C Preferred Stock are entitled to vote on an "as converted" basis on all matters submitted to a vote of holders our common stock, including the election of directors, and all other matters as required by law. The holders of Series C Preferred Stock must vote together with our common stock as a single class, except to the extent that voting as a separate class or series is required by law. There is no right to cumulative voting in the election of directors.

Preemptive Rights. Holders of Series C Preferred Stock do not have preemptive rights.

Anti-Takeover Provisions of our Amended and Restated Articles of Incorporation, Bylaws and Nevada Law

The following is a summary of the material provisions of our Amended and Restated Articles of Incorporation and Bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our Board of Directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by certain shareholders.

Issuance of Additional Shares

Our Board of Directors may issue additional authorized shares of our preferred stock from time to time in one or more classes or series, and our Board of Directors has the authority to determine the terms of any such classes or series of preferred stock, such as voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions.

Special Meetings of Stockholders

Our Bylaws provide that special meetings of the stockholders may be called only by the directors or by any officer instructed by the directors to call the special meeting.

Board Vacancies

Our Bylaws provide that any vacancy occurring on our Board of Directors may be filled by a majority of directors then in office, even if less than a quorum. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of our Board of Directors by filling the vacancies created by that removal with its own nominees.

No Cumulative Voting

Our Amended and Restated Articles of Incorporation do not provide for cumulative voting in the election of directors. Our Bylaws provide that directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Nevada Anti-Takeover Statutes

Business Combinations Act

We are subject to Nevada's anti-takeover law because we have not opted out of the provisions of Section 78.411-78.444 of the Nevada Revised Statutes. This law provides that specific persons who, together with affiliates and associates, own, or within two years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision may have an anti-takeover effect for transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that may result in a premium over the market price for the shares of our common stock. With the approval of our stockholders, we may amend our Amended and Restated Articles of Incorporation in the future to opt out of the provisions of the anti-takeover law.

Control Shares Act

Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation's other stockholders, by majority vote, grant voting rights to such shares. Presently, neither our Amended and Restated Articles of Incorporation nor our Bylaws opt out of this act. We may opt out of coverage of this act by amending our Amended and Restated Articles of Incorporation or Bylaws either before or within ten days after the relevant acquisition of shares. Our Bylaws provide that they may be amended, altered or repealed, or new bylaws may be adopted, by our Board of Directors or our stockholders.

Item 2.           Exhibits.

No.   Description

1
Share Exchange Agreement, dated February 29, 2016, by and among Spiral Energy Tech, Inc., Exactus BioSolutions, Inc. and the stockholders of Exactus BioSolutions, Inc. signatories thereto (attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 4, 2016 and incorporated herein by reference)

2
Amended and Restated Articles of Incorporation (attached as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-183360), filed August 16, 2012 and incorporated herein by reference)

3
Certificate of Amendment to Amended and Restated Articles of Incorporation (attached as Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-183360, filed December 19, 2013 and incorporated herein by reference)

4
Articles of Merger, dated March 10, 2016, between Exactus Acquisition Corp. and Spiral Energy Tech, Inc. (attached as Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 28, 2016 and incorporated herein by reference)

5
Certificate of Designation for Series A Preferred Stock (attached as Exhibit 3.1 to the Company's Amendment to the Current Report on Form 8-K/A filed February 17, 2016 and incorporated herein by reference)

6	Certificate of Designation for Series B-1 Preferred Stock (attached as Exhibit 3.1 to the Company's Current Report on Form 8-K filed March 4, 2016 and incorporated herein by reference)

7
Certificate of Designation for Series B-2 Preferred Stock (attached as Exhibit 3.2 to the Company's Amendment to the Current Report on Form 8-K/A filed February 17, 2016 and incorporated herein by reference)

8
Amendment to Certificate of Designation After Issuance of Class or Series (attached as Exhibit 3.1 to the Company's Current Report on Form 8-K filed November 1, 2016 and incorporated herein by reference).

9	Certificate of Designation for Series C Preferred Stock (attached as Exhibit 3.1 to the Company's Current Report on Form 8-K filed July 7, 2016 and incorporated herein by reference)

10	Bylaws (attached as Exhibit 3.3 to the Company's Registration Statement on Form S-1 (Registration No. 333-183360), filed August 16, 2012 and incorporated herein by reference)

11
Form of Leak Out Agreement by and between Spiral Energy Tech, Inc. and the holders signatory thereto (attached as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2016 and incorporated herein by reference)

12
Stock and Warrant Subscription Agreement, between Exactus, Inc. and POC Capital, LLC (attached as Exhibit 10.2 to the Company's Current Report on Form 8-K filed July 7, 2016 and incorporated herein by reference)

13	Warrant to Purchase Common Stock of Exactus, Inc., dated June 30, 2016 (attached as Exhibit 10.3 to the Company's Current Report on Form 8-K filed July 7, 2016 and incorporated herein by reference)

14
Form of Exchange Agreement for Series A Preferred Stock (attached as Exhibit 10.1 to the Company's Amendment to the Current Report on Form 8-K/A filed February 17, 2016 and incorporated herein by reference)

15
Form of Subscription Agreement for Series B-2 Preferred Stock (attached as Exhibit 10.2 to the Company's Amendment to the Current Report on Form 8-K/A filed February 17, 2016 and incorporated herein by reference)

16
Leak-Out Agreement dated October 13, 2016 between Exactus, Inc. and MagnaSci Fund LP (attached as Exhibit 4.1 to the Company's Current Report on Form 8-K filed November 1, 2016 and incorporated herein by reference)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXACTUS, INC.
(Registrant)

Date: August 18, 2017	By:	/s/ Philip J. Young
Philip J. Young
Chairman and Chief Executive Officer